Filed by Medco Health Solutions, Inc. pursuant to Rule 425

under the Securities Act of 1933 and deemed filed pursuant

to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Accredo Health, Incorporated

Subject Company’s Exchange Act File No.: 0-25769

MEDCO EXTRA

News for and about Medco People

March 10, 2005

Accredo’s world of high-tech drugs and high-touch patient care

In David Stevens’ world of specialty pharmacy, the conversation doesn’t center on serving millions of members or filling millions of prescriptions. His is not the world of pills, tablets and capsules – the staples of mainstream pharmacy practice. His world of specialty pharmacy is one of cost and complexity, where medicines are alive, so that patients can keep living.

“These biotech drugs are often proteins or antibodies developed through a biologic process. They are not merely manufactured. They’re scientifically engineered,” said the chairman and CEO of Accredo Health speaking recently to a reporter. For Stevens, it’s all about the passion for a small number of patients – about 75,000 in all.

As an example, he cites the medicine Adagen, from Enzon Pharmaceuticals, which is used to treat what is commonly referred to as “bubble boy” disease, in children with severely compromised immune systems. “It can cost as much as $350,000 a year,” he said. “There are just 52 patients for this medicine. Prior to this, they all died. Today they can have a normal life expectancy.”

Medco recently announced an agreement to acquire Accredo, building on a joint venture that was forged just one year ago. Stevens, the senior executive at Accredo since 1996, has more than 30 years of experience in the healthcare industry, primarily in health services.

Accredo serves patients who are critically and chronically ill and are being treated for diseases ranging from hemophilia to immunodeficiencies. His company currently distributes a select category of 21 specialty medications – and per-patient costs for nearly half of those medicines exceed $100,000 a year. It is not unusual for patients on multiple specialty medicines to have yearly prescription drug bills that exceed $1 million.

That’s one reason Accredo has developed expertise that helps patients to navigate the complexities of medical and government health reimbursement programs, and works directly with manufacturers so that patients can obtain the medicines they need regardless of their financial status.

Continuous, around-the-clock infusions

Many of the drugs managed by Accredo are shipped in packages that cradle two vials: one containing a powder with the fragile biological protein, the other holding sterile water. In their own homes, patients are counseled by a clinical team on the proper procedures to reconstitute and administer the medicine, typically through injections or intravenously, until they demonstrate they are capable of completing the procedures without assistance.

Attention to clinical detail is critical. “If you make a mistake, a patient could be severely harmed,” Stevens said.

With scores of specialty medications in the marketplace and more biotech drugs in the pipeline, Stevens said focusing on the few has enabled the company to ensure it maintains clinical excellence and achieves operating margins of 7-8 percent, a higher return than in the traditional pharmacy distribution industry. As he puts it, the return is commensurate to the risk.

“We have high resource requirements – some patients require that we set up an elaborate safety net,” he said, referencing by example patients with pulmonary hypertension who are placed on the GlaxoSmithKline medicine Flolan. Patients suffering severe cases typically could expect to live no longer than one to two years. The specialty medicine extends their lives by decades, in some cases.

There is one catch.

Flolan is administered by placing a catheter directly into the heart. And once the treatment begins, if the continuous, around-the-clock infusion is interrupted for any reason, the patient could die within an hour.

“If there’s an issue, the patient needs immediate attention,” Stevens said. “That means I have to ensure there’s a back-up pump and assistance available within immediate reach of the patient. There’s a high-risk potential.”

Dave Snow said the Accredo acquisition is intended to shave years off Medco’s matriculation into the mainstream of this dynamic sector of healthcare. “Specialty pharmacy represents a new frontier in research and innovation,” he said. “It takes a significant infrastructure, local presence and patient trust – and otherwise that would take years to build.”

The acquisition is expected to close in mid-2005, subject to Accredo shareholder approval and customary regulatory reviews.

Safe Harbor Statement

This document contains statements that constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding benefits of the proposed transaction, expected synergies, anticipated future financial and operating performance and results. These statements are based on the current expectations of management of both companies. There are a number of risks and uncertainties that could cause actual results to differ materially. For example, the companies may be unable to obtain stockholder or regulatory approvals required for the transaction; problems may arise in successfully integrating the businesses of the two companies; the transaction may involve unexpected costs; the combined company may be unable to achieve cost-cutting synergies; the businesses may suffer as a result of uncertainty surrounding the transaction; and the industry may be subject to future regulatory or legislative actions. Other unknown or unpredictable factors also could have material adverse effects on future results, performance or achievements of the two companies. This document includes certain non-GAAP financial measures as defined under SEC rules. As required by SEC rules, we have posted our press release, including certain supplemental information, on the Investor Relation’s section of www.medco.com.

Additional Information and Where to Find It

In connection with the proposed transaction, Medco intends to file a registration statement, including a proxy statement of Accredo Health, Incorporated and other materials with the Securities and Exchange Commission (SEC). Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about Medco and Accredo, at the SEC’s Internet site (http://www.sec.gov). These documents also may be accessed and downloaded for free from Medco’s Investor Relations Web site, www.medco.com, or obtained for free by directing a request to Medco Health Solutions, Inc. Investor Relations Department, 100 Parsons Pond Drive, F1-6, Franklin Lakes, NJ, 07417. Copies of Accredo’s filings may be accessed and downloaded for free at Accredo’s Investor Relations Web site, www.accredohealth.net, or obtained for free by directing a request to Accredo Health, Incorporated Investor Relations, 1640 Century Center Parkway, Memphis, TN, 38134.

Medco, Accredo and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Accredo stockholders in respect of the proposed transaction. Information regarding Medco’s directors and executive officers is available in Medco’s proxy statement for its 2004 annual meeting of stockholders, dated March 19, 2004, and information regarding Accredo’s directors and executive officers is available in Accredo’s proxy statement, dated Oct. 19, 2004, for its 2004 annual meeting of stockholders. Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.